ArcelorMittal Receives Department of Justice Approval for Sale of Sparrows Point

Luxembourg, 6 September 2007 – The world’s leading steel manufacturer, ArcelorMittal, announced today that the company has received approval from the United States Department of Justice (DOJ) to sell its Sparrows Point facility. A joint venture entity sponsored by Esmark Incorporated and Wheeling-Pittsburgh Corporation, with participation by industry and institutional investors, will purchase the facility for an enterprise value of US$1.35 billion. The transaction is expected to close in October of this year and is still pending approval from the United Steelworkers (USW).

Under the terms of the agreement, ArcelorMittal will divest the related railroad, intellectual property and other assets associated with the Sparrows Point facility as part of the transaction. The Sparrows Point facility in 2006 generated an EBITDA of US$143 million, or US$50 per shipped ton. These results include the impact of Profit Sharing and VEBA of US$30 million.

“We are pleased that the DOJ has approved the sale of the Sparrows Point facility. This transaction will permit ArcelorMittal to close the disposal program related to our merger and reinforce our already solid financial structure,” Aditya Mittal, ArcelorMittal’s CFO and head of Flat Carbon Americas, commented.

About ArcelorMittal USA

ArcelorMittal USA, formerly known as Mittal Steel USA, with its affiliates, is the largest steel producer in the North America and the largest integrated steel producer in the United States. It serves a broad U.S. manufacturing base. ArcelorMittal USA is a subsidiary of ArcelorMittal.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
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Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
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Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397